UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GALYAN’S TRADING COMPANY, INC.

(Name of Subject Company (issuer))

DIAMONDBACKS ACQUISITION INC. a wholly-owned subsidiary of DICK’S SPORTING GOODS, INC.

(Names of Filing Persons (offeror))

Common Stock, no par value

(Title of Class of Securities)

36458R101

(CUSIP Number of Class of Securities)

William R. Newlin, Esq.
Executive Vice President and Chief Administrative Officer
300 Industry Drive
RIDC Park West
Pittsburgh, PA 15275
(724) 273-3400

Copies to:
Lewis U. Davis, Jr., Esq.
Jeremiah G. Garvey, Esq.
Buchanan Ingersoll PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219
(412) 562-8800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[   ] issuer tender offer subject to Rule 13e-4.
[   ] going-private transaction subject to Rule 13e-3.
[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Item 12. Exhibits.

(a)(5)(A)   Merger Overview slide presentation by Dick’s Sporting Goods, Inc.*
(a)(5)(B)   Electronic Mail Announcement to Dick’s Sporting Goods, Inc. Associates regarding the Offer and the Merger.*
(a)(5)(C)   Slide presentation for William Blair & Company Growth Conference on June 23, 2004.

* Incorporated by reference to the Schedule TO-C filed by Dick’s Sporting Goods, Inc. on June 22, 2004.

Exhibit Index

(a)(5)(A)   Merger Overview slide presentation by Dick’s Sporting Goods, Inc.*
(a)(5)(B)   Electronic Mail Announcement to Dick’s Sporting Goods, Inc. Associates regarding the Offer and the Merger.*
(a)(5)(C)   Slide presentation for William Blair & Company Growth Conference on June 23, 2004.

* Incorporated by reference to the Schedule TO-C filed by Dick’s Sporting Goods, Inc. on June 22, 2004.